                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              Exhibit 99.19

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Cronos Group Inc.

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

2.                                      Date of Material Change

October 12, 2017

3.                                      News Release

The news release with respect to the material change referred to in this report was disseminated on October 12, 2017 through the facilities of Marketwired, and a copy is attached hereto.

4.                                      Summary of Material Change

Cronos Group Inc. (“Cronos”) announced that it has entered into a strategic distribution partnership with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”). Founded in 1835, Pohl-Boskamp is an international pharmaceutical manufacturer and supplier, distributing its products to over 12,000 pharmacies in Germany alone.

5.                                      Full Description of Material Change

Under the five-year exclusive distribution agreement, Cronos’ global subsidiaries will supply Peace Naturals branded cannabis products to Pohl-Boskamp for distribution within Germany. Cronos will begin shipping product to Pohl this quarter and will terminate all other existing German supply agreements following the announcement of the partnership.

6.                                      Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

October 23, 2017.

Cronos Announces Exclusive Distribution Agreement with Pohl-Boskamp in Germany

TORONTO, Oct. 12, 2017 /CNW/ - Cronos Group Inc. (TSX-V: MJN) (OTC — Nasdaq Int’l Designation: PRMCF) (“Cronos” or the “Company”) is pleased to announce that it has entered into a strategic distribution partnership with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”). Founded in 1835, Pohl-Boskamp is an international pharmaceutical manufacturer and supplier, distributing its products to over 12,000 pharmacies in Germany alone.

Under the five-year exclusive distribution agreement, Cronos’ global subsidiaries will supply Peace Naturals branded cannabis products to Pohl-Boskamp for distribution within Germany. Leveraging Pohl-Boskamp’s extensive distribution network, this partnership provides Cronos with unrivaled access to the German market. Cronos will begin shipping product to Pohl this quarter and will terminate all other existing German supply agreements following this announcement. With over 82 million people and federal insurance coverage for cannabis, Germany is currently the largest legal cannabis market in the world.

“We are ecstatic to partner with Pohl-Boskamp, an established and reputable pharmaceutical leader. This partnership allows us to leverage an existing industry leading pharmaceutical distribution channel to immediately create the world’s largest medical cannabis distribution platform,” said Mike Gorenstein, CEO of Cronos.

“Pohl has been a reliable partner for pharmacies for many years. Now we are excited to have Cronos as a partner and supplier of cannabis for the German market. With our new partner we are confident that we will provide reliable distribution of cannabis for German patients,” Marianne Boskamp, CEO of Pohl-Boskamp.

Final Acceptance from TSX Venture Exchange for Non-Brokered Private Placement

Cronos is also pleased to announce that it has received the TSX Venture Exchange final acceptance for the non-brokered private placement of 6,671,112 common shares at a price of $2.25 per share, for total gross proceeds of $15,010,002, which closed on September 25, 2017.

About Pohl-Boskamp

Pohl-Boskamp is a privately owned business that has been active in the international pharmaceutical market for 182 years with commercialized products in more than 45 countries. Through close collaboration with its partners abroad, Pohl-Boskamp focuses on developing and marketing products that positively impact patients’ quality of life. It operates in numerous healthcare sectors including pneumology, urology, parasitology, cardiovascular diseases, gastroenterology, sleep disorders and dermatology. For more information visit http://www.pohl-boskamp.com/en/.

About Cronos Group

Cronos Group is a geographically diversified and vertically integrated cannabis company that operates two wholly-owned Licensed Producers (“LPs”) regulated within Health Canada’s Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) and holds a portfolio of minority investments in other Licensed Producers. The Company’s flagship LPs, Peace Naturals Project Inc. (Ontario) and Original BC Ltd. (British Columbia), are collectively situated on over 125 acres of agricultural, licensed land. Cronos

Group is focused on building an international iconic brand portfolio, providing patients with personalized care, and creating value for our shareholders.

Forward-looking Statements

This news release may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward-looking information. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements. This news release contains information obtained by Cronos Group from third parties. Cronos Group believes such information to be accurate but has not independently verified such information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please visit www.thecronosgroup.com.

SOURCE Cronos Group Inc.

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http://www.newswire.ca/en/releases/archive/October2017/12/c8808.html

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For further information: Michael Krestell, Investor & Media Relations, TEL: 647-274-3655, E-mail: michael@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 12-OCT-17